FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated April 20, 2006, titled “CN reports first-quarter 2006 diluted EPS of C$0.66 and record first-quarter operating ratio of 66.2 per cent”

Item 2	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

Item 3	Management’s Discussion And Analysis (U.S. GAAP)

Item 4	Certificate of CEO

Item 5	Certificate of CFO

Item 1

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

North America’s Railroad

FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports first-quarter 2006 diluted EPS of C$0.66 and record first-quarter operating ratio of 66.2 per cent

MONTREAL, April 20, 2006 — CN today reported its financial and operating results for the three-month period ended March 31, 2006.

First-quarter 2006 financial highlights

  Diluted earnings per share (EPS) of C$0.66, an increase of 27 per cent over first-quarter 2005 diluted EPS of C$0.52;

  Net income of C$362 million, up 21 per cent;

  Operating income of C$625 million, an increase of 19 per cent;

  Record first-quarter operating ratio of 66.2 per cent, a 3.0-percentage point improvement over the year-earlier quarter;

  Free cash flow of C$318 million. (1)

E. Hunter Harrison, president and chief executive officer of CN, said: “CN delivered a solid first-quarter financial performance, with a 27 per cent growth in earnings per share and strong free cash flow generation.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

“Our performance reflected continued productivity improvements, a two per cent increase in revenue ton-miles – a measure of the rail freight volume transported by the company – and a relentless focus on cost control that produced a record first-quarter operating ratio of 66.2 per cent.”

Revenues for the first quarter of 2006 increased eight per cent to C$1,847 million as a result of freight rate increases, including a higher fuel surcharge resulting from an escalation in crude oil prices, and a positive change in traffic mix. The improved revenues were achieved despite the unfavourable C$55-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Operating expenses for the quarter increased by four per cent to C$1,222 million, driven largely by a significant increase in fuel costs, as well as increased expenses for purchased services and material, and depreciation and amortization. These increases were partly offset by the favourable C$35-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated operating expenses.

All of CN’s seven commodity groups registered revenue gains, led by intermodal and coal revenues, which increased 12 per cent and 10 per cent, respectively. Intermodal benefited from growth in international container traffic and a solid performance in Canadian domestic movements. Forest products revenues increased eight per cent on the strength of improved lumber shipments in western Canada, although this improvement was partly offset by a reduction in pulp and paper shipments owing to continued weak market conditions.

CANADIAN NATIONAL RAILWAY COMPANY
PRESS RELEASE

Grain and fertilizers revenues also increased eight per cent, driven in part by higher shipments of U.S. corn and soybeans, and Canadian canola. These gains were partly offset by decreased shipments of fertilizers resulting from soft market conditions. Automotive revenues increased eight per cent, benefiting from a positive change in traffic mix and higher shipments of foreign automakers’ vehicles. Metals and minerals revenues rose by seven per cent, while petroleum and chemicals revenues increased by six per cent.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of this non-GAAP measure in the attached supplementary schedule, Non-GAAP Measure.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that the positive economic trends in North America and Asia will continue, and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2005 Annual Consolidated Financial Statements and Management’s Discussion and Analysis, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director	Vice-President
Media Relations	Investor Relations
(905) 669-3384	(514) 399-0052

Item 2

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended
	March 31

	2006	2005

	(Unaudited)
Revenues	$1,847	$1,706

Operating expenses	1,222	1,180

Operating income	625	526
Interest expense	(75)	(75)
Other loss	(1)	(4)

Income before income taxes	549	447
Income tax expense	(187)	(148)

Net income	$362	$299

Earnings per share (Notes 7, 8)
Basic	$0.68	$0.53
Diluted	$0.66	$0.52
Weighted-average number of shares
Basic	536.1	563.8
Diluted	545.1	575.0

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended March 31

			Variance
	2006	2005	Fav (Unfav)

	(Unaudited)

Revenues

Petroleum and chemicals	$292	$275	6%
Metals and minerals	213	199	7%
Forest products	438	404	8%
Coal	87	79	10%
Grain and fertilizers	298	276	8%
Intermodal	321	287	12%
Automotive	132	122	8%
Other items	66	64	3%

	1,847	1,706	8%

Operating expenses

Labor and fringe benefits	488	499	2%
Purchased services and material	215	206	(4%)
Depreciation and amortization	164	156	(5%)
Fuel	203	166	(22%)
Equipment rents	47	47	-
Casualty and other	105	106	1%

	1,222	1,180	(4%)

Operating income	$625	$526	19%

Operating ratio	66.2%	69.2%	3.0

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	March 31	December 31	March 31
	2006	2005	2005

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$173	$62	$202
Accounts receivable (Note 2)	551	623	727
Material and supplies	224	151	178
Deferred income taxes	66	65	250
Other	184	248	399

	1,198	1,149	1,756

Properties	20,175	20,078	19,799
Intangible and other assets	947	961	873

Total assets	$22,320	$22,188	$22,428

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,439	$1,478	$1,586
Current portion of long-term debt (Note 2)	402	408	225
Other	65	72	77

	1,906	1,958	1,888

Deferred income taxes	4,846	4,817	4,802
Other liabilities and deferred credits	1,506	1,487	1,474
Long-term debt (Note 2)	4,860	4,677	4,956

Shareholders' equity:
Common shares	4,591	4,580	4,715
Accumulated other comprehensive loss	(245)	(222)	(91)
Retained earnings	4,856	4,891	4,684

	9,202	9,249	9,308

Total liabilities and shareholders' equity	$22,320	$22,188	$22,428

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended
	March 31

	2006	2005

	(Unaudited)
Common shares (1)
Balance, beginning of period	$4,580	$4,706
Stock options exercised and other	71	86
Share repurchase programs (Note 2)	(60)	(77)

Balance, end of period	$4,591	$4,715

Accumulated other comprehensive loss
Balance, beginning of period	$(222)	$(148)
Other comprehensive income (loss):
Unrealized foreign exchange gain (loss) on translation of
U.S. dollar-denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	6	(37)
Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	(14)	44
Increase (decrease) in unrealized holding gains on fuel derivative instruments (Note 4)	(27)	78

Other comprehensive income (loss) before income taxes	(35)	85
Income tax recovery (expense)	12	(28)

Other comprehensive income (loss)	(23)	57

Balance, end of period	$(245)	$(91)

Retained earnings
Balance, beginning of period	$4,891	$4,726
Net income	362	299
Share repurchase programs (Note 2)	(310)	(270)
Dividends	(87)	(71)

Balance, end of period	$4,856	$4,684

See accompanying notes to consolidated financial statements.

(1)	During the first quarter of 2006, the Company issued 2.9 million common shares as a result of stock options exercised. At March 31, 2006, the Company had 532.7 million common shares outstanding (Note 8).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended
	March 31

	2006	2005

	(Unaudited)
Operating activities
Net income	$362	$299
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	164	157
Deferred income taxes	47	136
Other changes in:
Accounts receivable	70	64
Material and supplies	(72)	(51)
Accounts payable and accrued charges	(20)	(21)
Other net current assets and liabilities	33	(10)
Other	35	9

Cash provided from operating activities	619	583

Investing activities
Property additions	(155)	(153)
Other, net	(54)	4

Cash used by investing activities	(209)	(149)

Financing activities
Issuance of long-term debt	802	620
Reduction of long-term debt	(710)	(651)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized (Note 3)	66	70
Repurchase of common shares	(370)	(347)
Dividends paid	(87)	(71)

Cash used by financing activities	(299)	(379)

Net increase in cash and cash equivalents	111	55
Cash and cash equivalents, beginning of period	62	147

Cash and cash equivalents, end of period	$173	$202

Supplemental cash flow information
Net cash receipts from customers and other	$1,921	$1,886
Net cash payments for:
Employee services, suppliers and other expenses	(1,127)	(1,113)
Interest	(88)	(91)
Workforce reductions	(16)	(31)
Personal injury and other claims	(26)	(27)
Pensions	(1)	(2)
Income taxes	(44)	(39)

Cash provided from operating activities	$619	$583

See accompanying notes to consolidated financial statements.

Certain of the 2005 comparative figures have been reclassified in order to be consistent with the 2006 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2006 and December 31 and March 31, 2005, its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2006 and 2005.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2005 Annual Consolidated Financial Statements, except for stock-based compensation as explained in Note 3 – Stock plans. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and Notes thereto.

Note 2 – Financing activities

In January 2006, the Company repaid its borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 under its U.S.$1,000 million revolving credit facility. As at March 31, 2006, the Company had letters of credit drawn on its revolving credit facility of $73 million ($316 million as at December 31, 2005). The Company also had outstanding borrowings of U.S.$478 million (Cdn$555 million) under its commercial paper program at an average interest rate of 4.70% (U.S.$367 million (Cdn$427 million) at an average interest rate of 4.40% as at December 31, 2005).

The Company has a $500 million accounts receivable securitization program expiring in June 2006, which the Company intends to renew or replace upon expiration. Under the program, the Company may sell, on a revolving basis, eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust and is required to maintain a residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. At March 31, 2006, the Company had received $494 million under the accounts receivable securitization program ($489 million at December 31, 2005), which represents the amount of receivables sold, less the retained interest recorded in Other current assets.

In the first quarter of 2006, under its current 32.0 million share repurchase program, the Company repurchased 7.0 million common shares for $370 million, at an average price of $52.91 per share. The Company has repurchased a total of 23.0 million common shares since July 25, 2005, the inception of the program, for $1,041 million, at an average price of $45.25 per share.

Note 3 – Stock plans

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

      The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the three months ended March 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense by $5 million, and decreasing net income by $3 million, or $0.01 per basic and diluted share.

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided herein. For the three months ended March 31, 2006 and 2005, the Company recorded total compensation expense for awards under all plans of $34 million and $28 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense was $10 million and $7 million for the quarters ended March 31, 2006 and 2005, respectively.

Cash settled awards

A. Restricted share units

The Company has granted restricted share units (RSUs), 0.8 million in January 2006 and 0.9 million in January 2005, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2008 for the 2006 grant and December 31, 2007 for the 2005 grant. The Company had granted 2.3 million RSUs in January 2004, having the same general terms as the currently outstanding RSUs described, except that the RSUs were subject to accelerated payout if specified targets related to the Company’s 20-day average share price were attained during the period ending December 31, 2005. Given that these targets were met, vesting of these units was accelerated and increased to its maximum allowable amount under the plan, resulting in a payout of $105 million. Of this amount, $41 million was converted into deferred share units at December 31, 2005, and the remaining payout of $64 million was paid in cash in January 2006. As at March 31, 2006, 0.1 million RSUs remained authorized for future issuance under this plan.

B. Vision 2008 Share Unit Plan

The Company has a special share unit plan (Vision), which was approved by the Board of Directors in January 2005, whereby 0.8 million share units were granted to designated senior management employees entitling them to receive a payout in cash, based on the Company’s share price, in January 2009. The share units vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. As at March 31, 2006, 0.2 million share units remained authorized for future issuance under this plan.

C. Voluntary Incentive Deferral Plan

The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% (Company match) of the amount elected in DSUs, which will vest over a period of 4 years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity for all cash settled awards:

	RSUs		Vision		VIDP

In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2005	1.2	-	0.8	-	0.4	1.7
Granted	0.8	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	-	-	-	-	-	-
Conversion into VIDP	-	-	-	-	-	0.1

Outstanding at March 31, 2006	2.0	-	0.8	-	0.4	1.8

      Additional disclosures required under SFAS No. 123(R) for cash settled awards are provided in tabular format herein.

Stock option awards

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At March 31, 2006, 15.2 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time, performance options, which vested upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets, relating to return on investment and revenues, are attained.

      In the first quarters of 2006 and 2005, the Company granted approximately 1.0 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment. As at March 31, 2006, the Company’s performance-based stock options were fully vested and the performance-accelerated options vested in January 2006 given that the specified targets were met.

      The total number of options outstanding at March 31, 2006, for conventional, performance, and performance-accelerated options was 13.5 million, 0.8 million and 4.8 million, respectively.

      The following table provides the activity of stock option awards during the quarter, and for options outstanding and exercisable at the end of the quarter, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price at March 31, 2006 of $52.92, which would have been received by option holders had they exercised their options at that date.

	Options outstanding				Nonvested options

		Weighted-	Weighted-	Aggregate		Weighted-
	Number	average	average years	intrinsic	Number	average grant
	of options	exercise price	to expiration	value	of options	date fair value

	In millions			In millions	In millions

Outstanding at December 31, 2005 (1)	21.0	$20.95			5.4	$8.47
Granted	1.0	$51.63			1.0	$13.88
Forfeited	-	$-			-	$-
Exercised	(2.9)	$17.93			N/A	N/A
Vested	N/A	N/A			(4.3)	$8.31

Outstanding at March 31, 2006 (1)	19.1	$23.10	5.9	$568	2.1	$11.49

Exercisable at March 31, 2006	17.0	$20.64	5.5	$547	N/A	N/A

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides information related to options exercised during the quarters ended March 31, 2006 and 2005:

In millions	Three months ended March 31,	2006	2005

Total intrinsic value		$99	$84
Cash received upon exercise of options		$52	$70
Related tax benefit realized		$14	$14

      Prior to January 1, 2006, the Company followed the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, and measured cash settled awards at their intrinsic value at period end. For the three months ended March 31, 2005, if compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

In millions, except per share data	Three months ended March 31,	2005

Net income, as reported		$299
Add (deduct) compensation cost, net of applicable taxes, determined under:
Fair value method for all awards granted after January 1, 2003 (SFAS No. 123)		21
Fair value method for all awards (SFAS No. 123)		(27)

Pro forma net income		$293

Basic earnings per share, as reported		$0.53
Basic earnings per share, pro forma		$0.52
Diluted earnings per share, as reported		$0.52
Diluted earnings per share, pro forma		$0.51

2006 data is not provided since net income and pro forma net income would be the same given the application of SFAS No. 123(R).

      Additional disclosures required under SFAS No. 123(R) for option awards are provided in tabular format herein.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Additional disclosures required under SFAS No. 123(R) pertaining to all awards

	Cash settled awards					Stock option awards (3)

In millions, unless otherwise indicated	RSUs(1)			Vision (1)	VIDP(2)

					2003			Prior to
Year of grant	2006	2005	2004	2005	onwards	2006	2005	2005

Stock-based compensation expense
recognized over vesting period
Quarter ended March 31, 2006	$2	$6	$2	$6	$13	$1	$1	$3
Quarter ended March 31, 2005	$-	$3	$16	$-	$2	$-	$1	$6

Liability outstanding
March 31, 2006	$2	$21	$5	$6	$101	N/A	N/A	N/A
December 31, 2005	$-	$15	$66	$-	$83	N/A	N/A	N/A

Fair value per unit
At period-end ($)	$41.13	$51.45	$52.92	$26.55	$52.92	N/A	N/A	N/A
At grant date ($)	N/A	N/A	N/A	N/A	N/A	$13.88	$9.24	$8.63

Fair value of awards vested during period
Quarter ended March 31, 2006	$-	$-	$-	$-	$2	$-	$3	$33
Quarter ended March 31, 2005	$-	$-	$-	$-	$1	$-	$-	$33

Nonvested awards at March 31, 2006
Unrecognized compensation cost	$29	$29	$13	$13	$18	$12	$8	$-
Remaining recognition period (years)	2.75	1.75	2.75	2.75	3.75	3.83	2.83	-

Assumptions (4)
Stock price ($)	$52.92	$52.92	$52.92	$52.92	$52.92	$51.63	$36.30	$23.60
Expected stock price volatility (5)	19%	18%	N/A	20%	N/A	25%	25%	30%
Expected term (years) (6)	2.75	1.75	N/A	2.75	N/A	5.17	5.20	6.20
Risk-free interest rate (7)	4.08%	3.99%	N/A	4.46%	N/A	4.03%	3.55%	5.15%
Dividend rate ($)	$0.65	$0.65	N/A	$0.65	N/A	$0.65	$0.50	$0.30

(1)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for certain 2004 time-vested RSUs. In 2005, compensation cost was measured using intrinsic value.

(2)	Compensation cost for all periods presented was based on intrinsic value.

(3)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.

(4)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.

(5)	Based on the historical volatility of the Company’s stock.

(6)	Represents the remaining period of time that awards are expected to be outstanding.

For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(7)	Based on the Treasury rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Derivative instruments

Fuel

Following the suspension of the Company’s fuel hedging program in late 2005, the Company’s remaining hedge positions at March 31, 2006 cover approximately 11% of the estimated remaining 2006 fuel consumption, representing approximately 33 million U.S. gallons at an average price of U.S.$0.92 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income (loss). At March 31, 2006, Accumulated other comprehensive loss included unrealized gains of $30 million, $21 million after tax ($57 million, $39 million after tax at December 31, 2005), which relate to derivative instruments that will mature within the year and are presented in Other current assets.

Interest rate

At March 31, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Note 5 – Pensions and other post-retirement benefits

For the quarters ended March 31, 2006 and 2005, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

In millions	Three months ended March 31,	2006	2005

Service cost		$40	$36
Interest cost		179	185
Expected return on plan assets		(227)	(221)
Amortization of prior service cost		4	5
Amortization of net actuarial loss		23	-

Net periodic benefit cost		$19	$5

(b) Components of net periodic benefit cost for post-retirement benefits

In millions	Three months ended March 31,	2006	2005

Service cost		$1	$2
Interest cost		4	5
Recognized net actuarial gain		(1)	(1)

Net periodic benefit cost		$4	$6

      For the 2006 funding year, the Company expects to make total contributions of approximately $100 million for all its defined benefit plans of which $1 million was disbursed at March 31, 2006.

Note 6 – Major commitments and contingencies

A. Commitments

As at March 31, 2006, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment or services at an aggregate cost of $450 million ($578 million at December 31, 2005). The Company also had outstanding information technology service contracts of $17 million and agreements with fuel suppliers to purchase approximately 69% of the estimated remaining 2006 volume, and 18% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

B. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

      As at March 31, 2006, the Company had aggregate reserves for personal injury and other claims of $659 million ($657 million at December 31, 2005). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      As at March 31, 2006, the Company had aggregate accruals for environmental costs of $128 million ($124 million as at December 31, 2005).

D. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2006, the maximum exposure in respect of these guarantees was $80 million, of which $2 million has been recorded and represents the Company’s obligation to stand ready and honor the guarantees that were entered into in accordance with Financial Accounting Standard Board Interpretation No. 45 requirements. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2006, the maximum potential liability under these guarantees was $468 million of which $376 million was for workers’ compensation and other employee benefits and $92 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at March 31, 2006, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2006 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at March 31, 2006, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at March 31, 2006, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

Note 7- Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Three months ended March 31,	2006	2005

		(Unaudited)

Net income		$362	$299

Weighted-average shares outstanding		536.1	563.8
Effect of stock options		9.0	11.2

Weighted-average diluted shares outstanding		545.1	575.0

Basic earnings per share		$0.68	$0.53
Diluted earnings per share		$0.66	$0.52

Note 8 – Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the current share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended
	March 31

	2006	2005

	(Unaudited)
Statistical operating data
Freight revenues ($ millions)	1,781	1,642
Gross ton miles (GTM) (millions)	86,231	84,476
Revenue ton miles (RTM) (millions)	45,661	44,921
Carloads (thousands)	1,191	1,192
Route miles (includes Canada and the U.S.)	19,962	19,221
Employees (end of period)	21,656	22,390
Employees (average during period)	21,521	22,371

Productivity
Operating ratio (%)	66.2	69.2
Freight revenue per RTM (cents)	3.90	3.66
Freight revenue per carload ($)	1,495	1,378
Operating expenses per GTM (cents)	1.42	1.40
Labor and fringe benefits expense per GTM (cents)	0.57	0.59
GTMs per average number of employees (thousands)	4,007	3,776
Diesel fuel consumed (U.S. gallons in millions)	104	104
Average fuel price ($/U.S. gallon) (1)	1.88	1.53
GTMs per U.S. gallon of fuel consumed	829	812

Safety indicators
Injury frequency rate per 200,000 person hours	2.3	2.5
Accident rate per million train miles	1.5	1.1

Financial ratio
Debt to total capitalization ratio (% at end of period)	36.4	35.8

(1) Includes the impact of the Company's fuel hedging program.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31

			Variance
	2006	2005	Fav (Unfav)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	8,127	8,058	1%
Metals and minerals	4,297	4,282	-
Forest products	10,706	10,240	5%
Coal	3,256	3,410	(5%	)
Grain and fertilizers	10,713	10,368	3%
Intermodal	7,758	7,763	-
Automotive	804	800	1%

	45,661	44,921	2%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.90	3.66	7%
Commodity groups:
Petroleum and chemicals	3.59	3.41	5%
Metals and minerals	4.96	4.65	7%
Forest products	4.09	3.95	4%
Coal	2.67	2.32	15%
Grain and fertilizers	2.78	2.66	5%
Intermodal	4.14	3.70	12%
Automotive	16.42	15.25	8%

Carloads (thousands)

Petroleum and chemicals	150	154	(3%	)
Metals and minerals	235	235	-
Forest products	177	181	(2%	)
Coal	110	112	(2%	)
Grain and fertilizers	141	144	(2%	)
Intermodal	308	294	5%
Automotive	70	72	(3%	)

	1,191	1,192	-

Freight revenue / carload (dollars)

Total freight revenue per carload	1,495	1,378	8%
Commodity groups:
Petroleum and chemicals	1,947	1,786	9%
Metals and minerals	906	847	7%
Forest products	2,475	2,232	11%
Coal	791	705	12%
Grain and fertilizers	2,113	1,917	10%
Intermodal	1,042	976	7%
Automotive	1,886	1,694	11%

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated statistical data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE

Free cash flow

The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities, and after the payment of dividends, calculated as follows:

In millions	Three months ended March 31,	2006	2005

		(Unaudited)

Cash provided from operating activities		$619	$583
Less:
Investing activities		(209)	(149)

Cash provided before financing activities		410	434

Adjustments:
Change in level of accounts receivable sold		(5)	(53)
Dividends paid		(87)	(71)

Free cash flow		$318	$310

Item 3

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN) together with its wholly owned subsidiaries. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2006 Interim Consolidated Financial Statements and Notes thereto, as well as the 2005 Annual MD&A.

Business profile

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 20,000 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s marketing alliances, interline agreements, co-production arrangements and routing protocols, in addition to its extensive network, give CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

      CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between diverse origins and destinations. This product and geographic diversity positions the Company well to face economic fluctuations and enhances its potential for growth opportunities. In 2005, no individual commodity group accounted for more than 24% of revenues. From a geographic standpoint, 22% of CN’s revenues in 2005 came from U.S. domestic traffic, 33% from transborder traffic, 24% from Canadian domestic traffic and 21% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income, operating ratio and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their territory, service small customer accounts within their region, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

      See Note 16 – Segmented information, to the Company’s 2005 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s goal is to remain at the forefront of the rail industry and its challenge is to be regarded as the continent’s best-performing transportation company.

      CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and an adequate return on investment. CN has a unique business model, which is anchored on five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

     The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the Intermodal Excellence (IMX) initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing. In early 2005, the Company began applying the additional principles learned from IMX to its carload business, launching Carload Excellence (CX), in order to improve asset utilization and optimize capacity. Scheduled railroading has now evolved into precision railroading, in which the focus has become the precise execution of the trip plan.

     CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single-line service afforded by these transactions are improved transit and cycle times for freight cars and the penetration of new markets.

     The acquisition of the railroads and related holdings of Great Lakes Transportation LLC (GLT) in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the steel industry in the United States. The purchase of BC Rail in July 2004 not only added to CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia.

     In 2006, the Company plans to spend approximately $1,550 million on capital programs. Of this, more than $1,000 million is targeted for rail infrastructure integrity and safety maintenance, including rail, tie, ballast, and other track material replacements, as well as bridges and signaling systems upgrades. This allotment also includes strategic initiatives, such as siding extensions in western Canada; the reconfiguration of Johnston Yard in Memphis, Tennessee for increased network fluidity and efficiency; and investments in the Company’s Prince Rupert, B.C. corridor, to capitalize on the Port of Prince Rupert’s potential as an important traffic gateway between Asia and the North American heartland.

     The remaining $500 million is targeted for equipment expenditures, including new locomotive and car purchases, plus existing fleet refurbishments; as well as for facilities, information technology and other projects. These will enable the Company to tap new growth opportunities and improve overall efficiency.

     The Company strives to offer transportation services that deliver value to its customers. It does so with the belief that better service benefits customers while improving CN’s yields, operating efficiency and earnings. The Company foresees a number of business-growth opportunities. In the intermodal area, there is growth potential in international markets because of increasing North American-Asian container trade, as well as the projected 2007 opening of the Prince Rupert container terminal. In the bulk area, western Canadian growth prospects are enhanced by continued coal mine expansion. In merchandise, the Company sees growth potential for a number of commodities, particularly lumber and metals. The Company’s business prospects are based on the continuation of positive economic trends in North America and Asia.

     The Company foresees improvements in productivity, particularly in yards and terminals. The Company also intends to pursue further operating efficiencies by continuing to improve labor productivity and to focus on reducing accidents and related costs, legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements and pursues co-production initiatives to further improve service and generally reduce costs.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial and statistical highlights	Three months ended March 31

$ in millions, except per share data, or unless otherwise indicated	2006	2005

	(Unaudited)
Financial results
Revenues	$1,847	$1,706
Operating income	$625	$526
Net income	$362	$299
Operating ratio	66.2%	69.2%
Basic earnings per share	$0.68	$0.53
Diluted earnings per share	$0.66	$0.52
Dividend declared per share	$0.1625	$0.1250
Financial position
Total assets	$22,320	$22,428
Total long-term financial liabilities	$11,212	$11,232

Statistical operating data and productivity measures
Employees (average during period )	21,521	22,371
Gross ton miles (GTM) per average number of employees (thousands)	4,007	3,776
GTMs per U.S. gallon of fuel consumed	829	812

Financial results

First quarter 2006 compared to first quarter 2005

First quarter 2006 net income increased by $63 million, or 21%, to $362 million, when compared to the same period in 2005, with diluted earnings per share rising 27%, to $0.66. Revenues increased by $141 million, or 8%, to $1,847 million, mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

      Operating expenses for the three months ended March 31, 2006 increased by $42 million, or 4%, to $1,222 million, mainly due to increased fuel costs, purchased services and material expenses, and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses.

      The operating ratio, defined as operating expenses as a percentage of revenues, was 66.2% in the current quarter compared to 69.2% in the first quarter of 2005, a 3.0-point improvement.

      Foreign exchange fluctuations during the quarters ended March 31, 2006 and 2005 had an effect on the comparability of the results of operations. In the first quarter of 2006, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has impacted the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $10 million.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenues

	Three months ended March 31,	2006	2005	% Δ

Total revenues (millions)		$1,847	$1,706	8%
Rail freight:
Revenues (millions)		$1,781	$1,642	8%
RTMs (millions)		45,661	44,921	2%
Revenue/RTM (cents)		3.90	3.66	7%

Revenues for the quarter ended March 31, 2006 totaled $1,847 million compared to $1,706 million in 2005. The increase of $141 million, or 8%, was mainly due to freight rate increases of about $130 million, of which approximately 40% was due to a higher fuel surcharge that mainly resulted from increases in crude oil prices. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of $55 million.

      Revenue ton miles (RTMs), measuring the volume of rail freight transported by the Company, increased by 2% in the first quarter of 2006 when compared to 2005. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 7% for 2006 when compared to 2005, largely due to freight rate increases.

Petroleum and chemicals

	Three months ended March 31,	2006	2005	% Δ

Revenues (millions)		$292	$275	6%
RTMs (millions)		8,127	8,058	1%
Revenue/RTM (cents)		3.59	3.41	5%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum and natural gas products. Although offshore markets have been growing strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas, feedstock, and world scale petrochemicals and plastics complex derivatives; and in eastern Canadian regional plants; and are destined for customers in Canada, the United States and overseas. For the quarter ended March 31, 2006, revenues for this commodity group increased by $17 million, or 6%, when compared to the same period in 2005. The increase was mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar, soft market conditions for liquefied petroleum gases due to a warmer than average winter, and softness in chloralkali and petrochemical markets. Freight revenue per revenue ton mile increased by 5%, mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar.

Metals and minerals

	Three months ended March 31,	2006	2005	% Δ

Revenues (millions)		$213	$199	7%
RTMs (millions)		4,297	4,282	-
Revenue/RTM (cents)		4.96	4.65	7%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s unique rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the quarter ended March 31, 2006, revenues for this commodity group increased by $14 million, or 7%, when compared to the same period in 2005. The increase

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

was mainly due to freight rate increases, strong shipments of Canadian long steel products, machinery and dimensional loads, U.S. construction materials and U.S. raw materials used for steel production. Partly offsetting these gains was the translation impact of the stronger Canadian dollar and reduced shipments of non-ferrous commodities. Revenue per revenue ton mile increased by 7% from 2005, mainly due to freight rate increases that were partly offset by the translation impact of the stronger Canadian dollar.

Forest products

	Three months ended March 31,	2006	2005	% Δ

Revenues (millions)		$438	$404	8%
RTMs (millions)		10,706	10,240	5%
Revenue/RTM (cents)		4.09	3.95	4%

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline capabilities to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the quarter ended March 31, 2006, revenues for this commodity group increased by $34 million, or 8%, when compared to the same period in 2005. The increase was mainly due to freight rate increases, increased lumber shipments in western Canada and improvements in traffic mix. Partly offsetting these gains were the translation impact of the stronger Canadian dollar and a reduction in pulp and paper shipments due to continued weak market conditions. Revenue per revenue ton mile increased by 4% from 2005, mainly due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Coal

	Three months ended March 31,	2006	2005	% Δ

Revenues (millions)		$87	$79	10%
RTMs (millions)		3,256	3,410	(5%)
Revenue/RTM (cents)		2.67	2.32	15%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported to Asian steel producers. The strong global market for metallurgical coal facilitated the opening of three mines along the Company’s network in late 2004. The renewed strength in this market, which began in 2004, is expected to continue as strong Asian demand for metallurgical coal drives increased Canadian production. For the quarter ended March 31, 2006, revenues for this commodity group increased by $8 million, or 10%, when compared to the same period in 2005. The increase was mainly due to the expansion of metallurgical coal mines in western Canada and freight rate increases. Partly offsetting these gains was the reduction in shipments of imported metallurgical coke to the U.S., a decline in shipments from U.S. coal mines, and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 15% was mainly due to freight rate increases and a shorter average length of haul, which were partly offset by the translation impact of the stronger Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Grain and fertilizers

	Three months ended March 31,	2006	2005	% Δ

Revenues (millions)		$298	$276	8%
RTMs (millions)		10,713	10,368	3%
Revenue/RTM (cents)		2.78	2.66	5%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the quarter ended March 31, 2006, revenues for this commodity group increased by $22 million, or 8%, when compared to the same period in 2005. The increase was mainly due to freight rate increases, an improvement in traffic mix and higher shipments of U.S. corn and soybeans and Canadian canola. These gains were partly offset by the translation impact of the stronger Canadian dollar and the decreased shipments of potash and other fertilizers due to soft market conditions. Revenue per revenue ton mile increased by 5% from 2005, largely due to freight rate increases and a positive change in traffic mix, partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Intermodal

	Three months ended March 31,	2006	2005	% Δ

Revenues (millions)		$321	$287	12%
RTMs (millions)		7,758	7,763	-
Revenue/RTM (cents)		4.14	3.70	12%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the quarter ended March 31, 2006, revenues for this commodity group increased by $34 million, or 12%, when compared to the same period in 2005. The increase was due to freight rate increases; growth in international container traffic, primarily from Asia; an improvement in traffic mix and a solid performance in Canadian domestic movements. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 12% from 2005 was largely due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Automotive

	Three months ended March 31,	2006	2005	% Δ

Revenues (millions)		$132	$122	8%
RTMs (millions)		804	800	1%
Revenue/RTM (cents)		16.42	15.25	8%

The automotive commodity group moves both finished vehicles and parts, originating in southern Ontario, Michigan and Mississippi, and destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the quarter ended March 31, 2006, revenues for this commodity group increased by $10 million, or 8%, when compared to the same period in 2005. The increase was driven by freight rate increases, a positive change in traffic mix, and higher shipments of foreign automaker vehicles. These gains were partly offset by the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 8% from 2005 was largely due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Other

In the first quarter of 2006, other revenues increased by $2 million, or 3%, when compared to the same period in 2005, mainly due to an increase in interswitching revenues.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the first quarter of 2006, operating expenses amounted to $1,222 million compared to $1,180 million in the same quarter of 2005. The increase of $42 million, or 4%, was mainly due to increased fuel costs, purchased services and material expenses and depreciation. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of $35 million.

In millions	Three months ended March 31,	2006		2005

		Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits		$488	26.4%	$499	29.3%
Purchased services and material		215	11.6%	206	12.1%
Depreciation and amortization		164	8.9%	156	9.1%
Fuel		203	11.0%	166	9.7%
Equipment rents		47	2.6%	47	2.8%
Casualty and other		105	5.7%	106	6.2%

Total		$1,222	66.2%	$1,180	69.2%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. In the first quarter of 2006, labor and fringe benefits expenses decreased by $11 million, or 2%, when compared to the same period in 2005. The decrease was mainly due to the translation impact of the stronger Canadian dollar, the impact of a reduced workforce as a result of synergies following the integration of the GLT and BC Rail acquisitions, an adjustment in 2005 to the workforce reduction provision for increased health care costs, and ongoing productivity improvements. Partly offsetting these factors were annual wage increases, an increase in net periodic benefit cost for pensions as a result of a decrease in the Company’s discount rate, and higher stock-based compensation expense (See section on Stock plans).

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. In the first quarter of 2006, these expenses increased by $9 million, or 4%, when compared to the same period in 2005. The increase was primarily due to higher expenses for utilities and other services, mainly due to increased prices, and higher expenses for locomotive maintenance. These factors were partly offset by the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. In the first quarter of 2006, these expenses increased by $8 million, or 5%, when compared to the same period in 2005. The increase was mainly due to the impact of net capital additions and higher depreciation rates for certain asset classes, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. In the first quarter of 2006, these expenses increased by $37 million, or 22%, when compared to the same period in 2005. The increase was mainly due to a 23% increase in the average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program, from $1.53 in the first quarter of 2005 to $1.88 in the first quarter of 2006. Partly offsetting this factor was the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. In the first quarter of 2006, these expenses remained flat when compared to the same period in 2005, mainly due to lower car hire income, offset by lower car lease and car hire expense.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. In the first quarter of 2006, these expenses decreased by $1 million, or 1%, when compared to the same period in 2005. The decrease was mainly due to a lower expense related to U.S. personal injuries following the latest actuarial valuation and lower derailment-related expenses in the quarter, partly offset by higher environmental expenses, particularly for site restoration.

Other

Interest expense: Interest expense remained at $75 million for the quarter ended March 31, 2006 when compared to the same period in 2005. Interest expense remained unchanged due to a higher average outstanding balance on commercial paper and higher interest rates on commercial paper and other borrowings that were offset by the translation impact of the stronger Canadian dollar and the benefit of the repayment of a matured Note in May 2005.

Other loss: In the first quarter of 2006, the Company recorded a loss of $1 million compared to $4 million for the same period in 2005. The decrease in Other loss was due to higher income from other business activities and investments. Partly offsetting these factors were realized foreign exchange losses in the quarter and higher costs related to the securitization program.

Income tax expense: The Company recorded income tax expense of $187 million for the quarter ended March 31, 2006 compared to $148 million for the same period in 2005. The effective tax rate for the three months ended March 31, 2006 was 34.1% compared to 33.1% for the same period in 2005.

Summary of quarterly financial data - unaudited

In millions, except per share data

	2006 Quarter	2005 Quarters				2004 Quarters

	First	Fourth	Third	Second	First	Fourth	Third	Second

Revenues	$1,847	$1,886	$1,810	$1,838	$1,706	$1,736	$1,709	$1,665
Operating income	$625	$720	$665	$713	$526	$607	$591	$575
Net income	$362	$430	$411	$416	$299	$376	$346	$326
Basic earnings per share	$0.68	$0.80	$0.75	$0.75	$0.53	$0.66	$0.61	$0.57
Diluted earnings per share	$0.66	$0.78	$0.74	$0.73	$0.52	$0.65	$0.60	$0.56
Dividend declared per share	$0.1625	$0.1250	$0.1250	$0.1250	$0.1250	$0.0975	$0.0975	$0.0975

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

      The Company’s quarterly results included items that affected the quarter-over-quarter comparability of the results of operations. The Company’s results of operations for 2004 included GLT as of May 10, 2004 and BC Rail as of July 14, 2004. The continued appreciation in the Canadian dollar relative to the U.S. dollar has impacted the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in varying reductions in net income in the rolling eight quarters presented above.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $619 million for the three months ended March 31, 2006 compared to $583 million for the same period in 2005. Net cash receipts from customers and other were $1,921 million for the three months ended March 31, 2006 compared to $1,886 million in the same period of 2005. In the first quarter of 2006, payments for employee services, suppliers and other expenses were $1,127 million, an increase of $14 million when compared to the same period in 2005. Also consuming cash in the three-month period ended March 31, 2006, were payments for interest, workforce reductions and personal injury and other claims of $88 million, $16 million and $26 million, respectively, compared to $91 million, $31 million and $27 million, respectively, for the same period in 2005. In the first quarter of 2006, pension contributions and payments for income taxes were $1 million and $44 million, respectively, compared to $2 million and $39 million, respectively, for the same period in 2005. The Company increased the level of accounts receivable sold under its accounts receivable securitization program by $5 million in the first quarter of 2006 compared to $53 million for the same period in 2005.

Investing activities: Cash used by investing activities in the first quarter of 2006 amounted to $209 million compared to $149 million in the same quarter of 2005. The Company’s investing activities in the first quarter of 2006 included property additions of $155 million, an increase of $2 million over the same quarter of 2005; and $58 million related to two small acquisitions. The following table details property additions for the first quarter of 2006 and 2005:

In millions	Three months ended March 31,	2006	2005

Track and roadway		$112	$112
Rolling stock		111	21
Buildings		5	-
Information technology		12	13
Other		11	7

Gross property additions		251	153
Less: capital leases		96	-

Property additions		$155	$153

      The Company expects to spend approximately $1,550 million on capital expenditures in 2006 due to increased expenditures required for ongoing renewal of the basic plant, the acquisition of rolling stock and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Free cash flow
 The Company generated $318 million of free cash flow for the quarter ended March 31, 2006, compared to $310 million for the same period in 2005. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities, and after the payment of dividends, calculated as follows:

In millions	Three months ended March 31,	2006	2005

Cash provided from operating activities		$619	$583
Less:
Investing activities		(209)	(149)

Cash provided before financing activities		410	434

Adjustments:
Change in accounts receivable sold		(5)	(53)
Dividends paid		(87)	(71)

Free cash flow		$318	$310

Financing activities: Cash used by financing activities totaled $299 million for the quarter ended March 31, 2006 compared to $379 million for the same period in 2005. In 2006 and 2005, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.

      In the current quarter, the Company recorded $98 million in capital lease obligations related to new equipment (none in the first quarter of 2005).

      Cash received from options exercised during the quarters ended March 31, 2006 and 2005 was $52 million and $70 million, respectively, and the related tax benefit realized upon exercise was $14 million, respectively.

      In the first quarter of 2006, the Company repurchased 7.0 million common shares for $370 million, at an average price of $52.91 per share under its normal course issuer bid.

      During the first quarter of 2006, the Company paid dividends totaling $87 million to its shareholders at the quarterly rate of $0.1625 per share compared to $71 million at the quarterly rate of $0.1250 per share, for the same period in 2005.

      CN’s debt-to-total capitalization ratio was 36.4% at March 31, 2006, compared to 35.8% at March 31, 2005. As at March 31, 2006, the adjusted debt-to-total capitalization ratio was 41.8% compared to 41.2% at March 31, 2005. Management believes that adjusted debt-to-total capitalization is a useful measure of performance and aims to show the true leverage of the Company. However, since this adjusted measure does not have any standardized meaning prescribed by GAAP, it may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

	March 31,	2006	2005

Debt-to-total capitalization ratio (a)		36.4%	35.8%
Add:
Present value of operating lease commitments plus securitization financing (b)		5.4%	5.4%

Adjusted debt-to-total capitalization ratio (c)		41.8%	41.2%

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.

(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

(c)	Adjusted debt-to-total capitalization is calculated as adjusted debt (total long-term debt, plus current portion of long-term debt, plus the present value of operating lease commitments, plus securitization financing) divided by the sum of adjusted debt plus total shareholders’ equity.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The Company has access to various financing arrangements:

Revolving credit facility
 In January 2006, the Company repaid its borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 under its U.S. $1,000 million revolving credit facility. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. As at March 31, 2006, the Company had letters of credit drawn on its revolving credit facility of $73 million ($316 million as at December 31, 2005).

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at March 31, 2006, the Company had U.S.$478 million (Cdn$555 million) of commercial paper outstanding at an average interest rate of 4.70%, and had outstanding U.S.$367 million (Cdn$427 million) at an average interest rate of 4.40%, as at December 31, 2005.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2006:

In millions	Total	2006	2007	2008	2009	2010	2011 & thereafter

Long-term debt obligations (a)	$4,315	$295	$57	$202	$350	$555	$2,856
Interest on long-term debt obligations	4,331	172	240	231	223	189	3,276
Capital lease obligations (b)	1,318	116	164	81	123	63	771
Operating lease obligations	1,024	182	202	170	139	106	225
Purchase obligations (c)	467	281	97	53	19	17	-
Other long-term liabilities reflected on
the balance sheet (d)	1,116	82	78	63	54	49	790

Total obligations	$12,571	$1,128	$838	$800	$908	$979	$7,918

(a)	Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094 assumed as part of the BC Rail acquisition in 2004 and excludes capital lease obligations of $947 million which are included in “Capital lease obligations.”

(b)	Includes $371 million of imputed interest on capital leases at rates ranging from approximately 3.00% to 13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts.

(d)	Includes expected payments for workers’ compensation, workforce reductions, post-retirement benefits and environmental liabilities that have been classified as contractual settlement agreements.

For 2006 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Off balance sheet arrangements

Accounts receivable securitization program

The Company has a $500 million accounts receivable securitization program expiring in June 2006, which the Company intends to renew or replace upon expiration. Under the program, the Company may sell, on a revolving basis, eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust and is required to maintain a residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interests transferred to the trust is expected to approximate the book value.

      The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

      The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

      At March 31, 2006, the Company had received $494 million under the accounts receivable securitization program ($489 million at December 31, 2005), which represents the amount of receivables sold, less the retained interest recorded in Other current assets.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

      The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 6 – Major commitments and contingencies, to the Company’s Interim Consolidated Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Stock plans

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

      The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were valued at their intrinsic value each period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the three months ended March 31, 2006, the application of SFAS No. 123(R) had the effect of increasing stock-based compensation expense by $5 million, and decreasing net income by $3 million, or $0.01 per basic and diluted share.

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 3 – Stock plans, to the Company’s Interim Consolidated Financial Statements. For the three months ended March 31, 2006 and 2005, the Company recorded total compensation expense for awards under all plans of $34 million and $28 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense was $10 million and $7 million for the quarters ended March 31, 2006 and 2005, respectively. Additional disclosures required under SFAS No. 123(R) are provided herein.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The following table provides additional disclosures as required by SFAS No. 123(R) pertaining to all awards:

	Cash settled awards					Stock option awards (3)

In millions, unless otherwise indicated	RSUs(1)			Vision (1)	VIDP(2)

Year of grant	2006	2005	2004	2005	2003 onwards	2006	2005	Prior to 2005

Stock-based compensation expense
recognized over vesting period
Quarter ended March 31, 2006	$2	$6	$2	$6	$13	$1	$1	$3
Quarter ended March 31, 2005	$-	$3	$16	$-	$2	$-	$1	$6

Liability outstanding
March 31, 2006	$2	$21	$5	$6	$101	N/A	N/A	N/A
December 31, 2005	$-	$15	$66	$-	$83	N/A	N/A	N/A

Fair value per unit
At period-end ($)	$41.13	$51.45	$52.92	$26.55	$52.92	N/A	N/A	N/A
At grant date ($)	N/A	N/A	N/A	N/A	N/A	$13.88	$9.24	$8.63

Fair value of awards vested during period
Quarter ended March 31, 2006	$-	$-	$-	$-	$2	$-	$3	$33
Quarter ended March 31, 2005	$-	$-	$-	$-	$1	$-	$-	$33

Nonvested awards at March 31, 2006
Unrecognized compensation cost	$29	$29	$13	$13	$18	$12	$8	$-
Remaining recognition period (years)	2.75	1.75	2.75	2.75	3.75	3.83	2.83	-

Assumptions (4)
Stock price ($)	$52.92	$52.92	$52.92	$52.92	$52.92	$51.63	$36.30	$23.60
Expected stock price volatility (5)	19%	18%	N/A	20%	N/A	25%	25%	30%
Expected term (years) (6)	2.75	1.75	N/A	2.75	N/A	5.17	5.20	6.20
Risk-free interest rate (7)	4.08%	3.99%	N/A	4.46%	N/A	4.03%	3.55%	5.15%
Dividend rate ($)	$0.65	$0.65	N/A	$0.65	N/A	$0.65	$0.50	$0.30

(1)	Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for certain 2004 time-vested RSUs. In 2005, compensation cost was measured using intrinsic value.

(2)	Compensation cost for all periods presented was based on intrinsic value.

(3)	Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.

(4)	Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.

(5)	Based on the historical volatility of the Company’s stock.

(6)	Represents the remaining period of time that awards are expected to be outstanding.For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(7)	Based on the Treasury rate.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a hedging program which calls for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004 and the Company suspended this program at the end of 2005. At March 31, 2006, the Company’s remaining hedge positions covered approximately 11% of the estimated remaining 2006 fuel consumption, representing approximately 33 million U.S. gallons at an average price of U.S.$0.92 per U.S. gallon.

      Realized gains from the Company’s fuel hedging activities were $32 million and $38 million for the three months ended March 31, 2006 and 2005, respectively.

      At March 31, 2006, Accumulated other comprehensive loss included unrealized gains of $30 million, $21 million after tax ($57 million, $39 million after tax at December 31, 2005), which relate to derivative instruments that will mature within the year and are presented in Other current assets.

Interest rate

At March 31, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Future rate enactments

The Alberta, Manitoba and Saskatchewan governments recently announced reductions to the provincial corporate income tax rates as part of their Provincial Budgets. The Alberta corporate income tax rate will be reduced as of April 1, 2006, while the reductions to the Manitoba and Saskatchewan provincial corporate income tax rates will be phased in through to July 1, 2008. As a result, the Company’s net deferred income tax liability will be reduced when the new income tax rates are enacted into law.

Common stock

Share repurchase program

In the first quarter of 2006, under its current 32.0 million share repurchase program, the Company repurchased 7.0 million common shares for $370 million, at an average price of $52.91 per share. The Company has repurchased a total of 23.0 million common shares since July 25, 2005, the inception of the program, for $1,041 million, at an average price of $45.25 per share.

Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the current share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data has been adjusted to reflect the stock split.

Outstanding share data

As at April 20, 2006, the Company had 532.7 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2005, as well as the effect of changes to these estimates, can be found on pages 60 to 65 of the Company’s 2005 Annual Report. As at March 31, 2006 and December 31 and March 31, 2005, the Company had the following amounts outstanding:

In millions	March 31 2006	December 31 2005	March 31 2005

	(unaudited)		(unaudited)
Prepaid benefit cost for pensions	$607	$621	$516
Accrued benefit cost for pensions	154	150	161
Provision for personal injury and other claims	659	657	649
Provision for environmental costs	128	124	111
Net deferred income tax provision	4,780	4,752	4,552
Accrued benefit cost for post-retirement benefits other than pensions	313	313	314
Properties	20,175	20,078	19,799

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that the positive economic trends in North America and Asia will continue. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

      In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

      The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

      In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at March 31, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Labor negotiations
 Canadian workforce
 As at March 31, 2006, CN employed a total of 15,051 employees in Canada, of which 12,086 were unionized employees.

      As of April 2006, the Company had in place labor agreements covering its entire Canadian unionized workforce. In 2006, CN will begin bargaining with two national unions whose agreements expire December 31, 2006. These agreements will remain in effect until bargaining and legal processes have been concluded.

      Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for former BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company had filed a request with the Canada Industrial Relations Board (CIRB) to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN. On March 9, 2006, the CIRB issued its final decision and granted the Company’s request to integrate the BC Rail employees into CN’s bargaining unit structures. Subsequently, the Canadian Auto Workers union requested that the CIRB reconsider its decision. On April 20, 2006, the CIRB rejected the Canadian Auto Workers’ application and advised that its decision was final.

      There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts.

U.S. workforce
As of March 31, 2006, CN employed a total of 6,605 employees in the United States, of which 5,751 were unionized employees.

      As of April 2006, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific (DWP); ICRR; CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railroad (DMIR); Bessemer & Lake Erie (BLE); and Pittsburgh & Conneaut Dock Company (PCD); and 98% of the unionized workforce at Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from the end of 2004 to the end of 2009, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

      The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

      Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to regulation as to (i) economic regulation by the STB and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

      With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the Federal Railroad Administration, which administers the Federal Rail Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration, which is part of the U.S. Department of Homeland Security.

      The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead - A Vision for Transportation in Canada. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-44 was terminated when Parliament was dissolved on November 29, 2005. No assurance can be given that any future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.

     The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

     The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

     In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

     The Company's ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company's acquisition of these vessels should not be affected. Subsequent to the enactment of this legislation, on April 13, 2005, the Maritime Administration and the U.S. Coast Guard withdrew their proposed rulemaking. On February 15, 2006, the Coast Guard issued a Notice of Proposed Rulemaking concerning vessel documentation for lease financing of vessels engaged in coastwise trade. The Company is currently assessing the impact of such Notice. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company's operations, or its competitive and financial position.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

      Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

      The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program to help mitigate the impact of rising fuel prices. No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

      Overall return in the capital market, and the level of interest rates, affect the funded status of the Company's pension plans as well as the Company's results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements as well as the impact on the results of operations will be determined following the completion of future actuarial valuations.

      Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

      The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $9 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

      Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2006, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

      During the first quarter ending March 31, 2006, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

      The Company is undergoing a comprehensive effort in preparation for compliance with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2006. This effort includes, among other things, evaluating the adequacy of the Company’s documentation of controls, assessing the effectiveness of control design, and testing the operation of the controls as designed.

      In the course of its evaluation, management has identified certain deficiencies in its internal control over financial reporting. These deficiencies are being addressed through a detailed remediation program. The Company does not believe that any of the deficiencies identified to date, individually or in the aggregate, result in a material weakness to its internal control over financial reporting.

Additional information, including the Company’s 2005 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively.

Montreal, Canada
April 20, 2006

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8618 and 34-52492];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 28, 2006

(s) E. Hunter Harrison

E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	[Paragraph omitted pursuant to SEC Release Nos.33-8618 and 34-52492];

	(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

	(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)	The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

	(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 28, 2006

(s) Claude Mongeau

Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 28, 2006	By:	/s/ Cristina Circelli

			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel